April 24, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mary Beth Breslin and Mr. Chris Edwards

Re:	Goosehead Insurance, Inc.
Registration Statement on Form S-1 (File No. 333-224080)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join in the request of Goosehead Insurance, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on April 26, 2018, or as soon as possible thereafter.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated April 17, 2018 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, in connection with the request for acceleration of the effective date of the Registration Statement.

The prospective underwriters have effected approximately the following distribution of copies of the Preliminary Prospectus, dated April 17, 2018, through the date hereof:

Preliminary Prospectus, dated April 17, 2018:

2,698 copies were distributed to prospective underwriters, institutional investors, dealers and others.

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Very truly yours,

J.P. MORGAN SECURITIES LLC MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As Representatives of the Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Ray Craig
Name: Ray Craig Title: Managing Director, Equity Capital Markets

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong Title: Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request Letter]